Exhibit 2.2

AMENDATORY AGREEMENT
in respect of
the Share Purchase Agreement

BY AND BETWEEN

ARKEMA

and

ARKEMA FRANCE

on the one hand,

AND

TRINSEO

on the other hand,

Dated: May 3, 2021

Exhibit 2.2

AMENDATORY AGREEMENT

THIS AMENDATORY AGREEMENT, dated May 3, 2021 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this “Agreement”) with retroactive effect as of April 30, 2021, is by and among:

(i)	Arkema, a French société anonyme with its registered offices at 420, rue d’Estienne d’Orves, 92700 Colombes, France and registered with the registry of commerce and company of Nanterre under number 445 074 685 (“Arkema”);
(ii)	Arkema France, a French société anonyme with its registered offices at 420, rue d’Estienne d’Orves, 92700 Colombes, France and registered with the registry of commerce and company of Nanterre under number 319 632 790 (“Arkema France”) acting, in its name and on its own behalf and, in its capacity as Sellers' Agent, in the name and on behalf of the Entities listed in Annex A (such Entities, together with Arkema France, the “Sellers”);

on the one hand,

AND

(iii)	Trinseo S.A., a Luxembourg société anonyme with its registered offices at 26-28 rue Edward Steichen, L-2540, Luxembourg, Grand Duchy of Luxembourg and registered with the registry of commerce and company of Luxembourg under number B 153549 (the “Purchaser”);

on the other hand.

RECITALS:

WHEREAS:

(A)On March 19, 2021, the parties hereto have entered into a certain share purchase agreement (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms,the “Share Purchase Agreement”), pursuant to which the Purchaser has agreed to purchase the Transferred Shares and the Transferred Intellectual Property from the Sellers in accordance with and subject to the conditions set forth therein. Capitalized terms used herein and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Share Purchase Agreement.
(B)Pursuant to the Share Purchase Agreement,  Arkema S.r.l. has agreed to transfer, as part of the implementation of the Pre-Closing Reorganizations, all of its assets, properties and rights used primarily in the conduct of the Italian Business (referred to as the "Transferred Assets" under the Share Purchase Agreement), including the real property (including all volumes, buildings, easements, improvements and fixtures and all appartunances thereto) owned by Arkema S.r.l. for use primarily in respect of the Italian Business and located at the Porto Marghera Site (such real property, the “PM Real Property”), through a contribution in kind (as described in Annex N to the Share Purchase Agreement).

Exhibit 2.2

(C)However, while preparing for such contribution, Arkema S.r.l. identified certain inconsistencies between the de facto situation of certain portions of the PM Real Property identified in Annex B (the “Excluded PM Real Property”) with the data currently registered with the local cadastral authority, i.e. Agenzia delle Entrate - Catasto di Venezia (the “PM Cadastral Authority”). Such inconsistencies would prevent, pursuant to Law Decree no. 78 of May 31, 2010 converted into the Law no. 122 of July 30, 2010, the transfer of ownership of the Excluded PM Real Property from Arkema S.r.l. to Italian NewCo, including in the context of the contribution in kind implementing the Pre-Closing Reorganization in Italy. Accordingly, (i) the update of the cadastral data relating to the Excluded PM Real Property and the conformity between the cadastral data and the floor plans filed with the PM Cadastral Authority with the de facto situation of the Excluded PM Real Property would be required in order to effect the transfer of ownership of the Excluded PM Real Property from Arkema S.r.l. to Italian NewCo (the “Cadastral Regularization”) and (ii) such Cadastral Regularization would not be completed before the contemplated Closing Reference Date (April 30, 2021).
(D)Consequently, the parties hereto wish at this present time to amend, supplement and modify the Share Purchase Agreement to the limited extent and upon the terms set forth in this Agreement in order to, amongst other things, (i) proceed with the Closing on the contemplated Closing Date (May 3, 2021), although the ownership of the Excluded PM Real Property will not have been transferred to Italian NewCo on or prior to the Closing Reference Date, and (ii) set forth the transitional arrangements to be implemented in order to ensure the continuing access to and use of the Excluded PM Real Property by Italian NewCo from the Closing Reference Date to the date of its effective transfer thereto from Arkema S.r.l.

NOW, THEREFORE, the parties hereto do hereby agree as follows:

Article I
Amendment to the Share Purchase Agreement
1.1Delayed Transfer of Ownership of the Excluded PM Real Property.  The Parties hereby acknowledge and agree that:
(a)Notwithstanding anything to the contrary set forth in Annex D and Annex N of the Share Purchase Agreement, the Excluded PM Real Property shall be excluded from the Transferred Assets to be contributed to Italian NewCo as part of the Pre-Closing Reorganizations on or prior to the Closing Reference Date.
(b)Arkema S.r.l. shall sell, transfer and deliver to Italian NewCo, and Italian NewCo shall purchase and acquire from Arkema S.r.l., the Excluded PM Real Property, free and clear of any Encumbrances, upon the completion of the Cadastral Regularization, in accordance with the terms of (i) the preliminary real property transfer agreement (contratto preliminare) to be entered into by and between Arkema S.r.l. and Italian NewCo on the Closing Date substantially in the form attached as Annex C to this Agreement (the “Excluded PM Real Property Preliminary Transfer Agreement”), and (ii) the notarial definitive real property transfer agreement to be entered into by and between Arkema S.r.l. and Italian NewCo within 5 (five) Business Days following the completion of the Cadastral Regularization, substantially in the form attached as Annex D to this Agreement (the “Excluded PM Real Property Notarial Transfer Agreement”), for an aggregate consideration equal to a fixed amount of one million eight hundred forty-five thousand euros (1,845,000 €) (excluding VAT) (the “Excluded PM Real Property Purchase Price”).  It is understood that, according to the information currently available, the transfer of the Excluded PM Real Property should not trigger any charge of Italian VAT on the Excluded PM Real Property Purchase Price, by virtue of the reverse charge mechanism; however, in the event that, upon the completion of the

Exhibit 2.2

Cadastral Regularization, it results that the Excluded PM Real Property includes items subject to Italian VAT (such as building lands - “aree edificabili”), then Italian VAT will be accordingly charged.
(c)Concurrently with the execution of the Excluded PM Real Property Preliminary Transfer Agreement, Arkema S.r.l. and Italian NewCo shall enter into a rent-free lease agreement (comodato) substantially in the form attached as Annex E to this Agreement (the “Excluded PM Lease Agreement”), pursuant to which Arkema S.r.l. shall make available the Excluded PM Real Property to Italian NewCo as from the Closing Reference Date at 23:59 pm (CET) and until the date on which the ownership of the Excluded PM Real Property is transferred from Arkema S.r.l. to Italian NewCo pursuant to the Excluded PM Real Property Notarial Transfer Agreement.
(d)Consequently, the following paragraphs shall be inserted as new Section 3.7 of Annex N of the Share Purchase Agreement:

"3.7.On the Closing Reference Date and immediately after completion of the contribution referred to in Section 3.6 of this Annex N, Arkema S.r.l. shall, and shall cause Italian NewCo to, enter into:

(a) a real property preliminary transfer agreement substantially in the form attached as Annex B to the Amendatory Agreement in respect of this Agreement dated May 3, 2021 (the “Excluded PM Real Property Preliminary Transfer Agreement”), pursuant to which, upon the Cadastral Regularization (as defined in the Amendatory Agreement), Arkema S.r.l. shall sell, transfer and deliver to Italian NewCo, and Italian NewCo shall purchase and acquire from Arkema S.r.l., the Excluded PM Real Property pursuant to the terms and subject to the conditions set forth therein, for an aggregate consideration equal to a fixed amount of one million eight hundred forty-five thousand euros (1,845,000 €) (excluding VAT) (the “Excluded PM Real Property Purchase Price”); and

(b)a rent-free lease agreement substantially in the form attached as Annex E to the Amendatory Agreement in respect of this Agreement dated May 3, 2021 (the “Excluded PM Lease Agreement”), pursuant to which Arkema S.r.l. shall make available the Excluded PM Real Property to Italian NewCo as from the Closing Reference Date at 23:59 pm (CET) and until the date on which the ownership of the Excluded PM Real Property is transferred from Arkema S.r.l. to Italian NewCo in accordance with the Excluded PM Real Property Notarial Transfer Agreement."

(e)The following paragraph shall be inserted as new Section 11.8(c) to the Share Purchase Agreement:

"(c) Within 5 (five) Business Days from the completion of the Cadastral Regularization, Arkema S.r.l. shall, and the Purchaser shall cause Italian Newco to, enter into a notarial definitive real property transfer agreement substantially in the form attached as Annex D to the Amendatory Agreement in respect of this Agreement dated May 3, 2021 (the “Excluded PM Real Property Notarial Transfer Agreement”), pursuant to which Arkema S.r.l. shall sell, transfer and deliver to Italian NewCo, and Italian NewCo shall purchase and acquire from Arkema S.r.l., the Excluded PM Real Property pursuant to the terms and subject to the conditions set forth therein, for the Excluded PM Real Property Purchase Price."

(f)Arkema S.r.l. shall use its best efforts to file or cause to be filed with the PM Cadastral Authority all such documents as may be required to obtain the Cadastral Regularization as promptly as possible as from the date hereof. As from the Closing Date, the Purchaser shall cause Italian NewCo to reasonably cooperate with Arkema S.r.l. for the purpose of obtaining the Cadastral Regularization as promptly as possible.
1.2Consideration for the Excluded PM Real Property and Payment.

Exhibit 2.2

(a)The Base Purchase Price under the Share Purchase Agreement shall be reduced by the amount of the Excluded PM Real Property Purchase Price. Consequently, the following paragraph shall be inserted as a new Section 2.3(a)(viii) of the Share Purchase Agreement:

"(viii)decreased by the Excluded PM Real Property Purchase Price, corresponding to the Parties' definitive evaluation (which shall not be adjusted or objected by any of them under this Agreement, the Excluded PM Real Property Preliminary Transfer Agreement, the Excluded PM Real Property Notarial Transfer Agreement, or otherwise) of the Excluded PM Real Property as of the Closing Reference Date."

(b)A line entitled "minus the Excluded PM Real Property Purchase Price" with the corresponding figure shall be inserted below the line entitled "minus the Defined Benefit Obligation Amount" in the form of Closing Statement in Annex F to the Share Purchase Agreement.
(c)A new paragraph (b)(ix) shall be added to Annex 2.4(a) (Allocation of the Purchase Price) of the Share Purchase Agreement as follows:

"(ix)The Excluded PM Real Property Purchase Price shall be allocated to the Transferred Shares issued by Italian NewCo."

(d)The Purchaser shall pay the Excluded PM Real Property Purchase Price (together with any applicable VAT) to Arkema S.r.l. on behalf of Italian NewCo on the date on which the ownership of the Excluded PM Real Property is transferred from Arkema S.r.l. to Italian NewCo in accordance with the Excluded PM Real Property Notarial Transfer Agreement. If, upon the completion of the Cadastrial Registration, any Italian VAT is due, the Purchaser, on the behalf of Italian NewCo, or Italian NewCo, shall pay the Italian VAT to Arkema S.r.l. on the date of the signature of the Excluded PM Real Property Notarial Transfer Agreement. Consequently:
(i)the following paragraph shall be inserted as new Section 11.8(d) to the Share Purchase Agreement:

"(d)The Purchaser shall, on behalf of Italian NewCo, pay the Excluded PM Real Property Purchase Price to Arkema S.r.l. by electronic funds transfer of immediately available funds to the bank account as shall have been notified by the Sellers' Agent to the Purchaser, with value date (date de valeur) on the the date of effective transfer of ownership of the Excluded PM Real Property to Italian NewCo in accordance with the terms of the PM Real Property Notarial Transfer Agreement."

(ii)the following paragraph shall be inserted as new Section 11.8(e) to the Share Purchase Agreement:

"(e) If, upon the completion of the Cadastrial Registration, any Italian VAT is due, the Purchaser shall pay, on the behalf of Italian NewCo, or shall cause Italian NewCo to pay, the Italian VAT applicable to the Excluded PM Real Property Purchase Price to Arkema S.r.l. on the date of effective transfer of ownership of the Excluded PM Real Property to Italian NewCo in accordance with the terms of the PM Real Property Notarial Transfer Agreement."

1.3Insurance.  As from the Closing Date and until the date on which the ownership of the Excluded PM Real Property is transferred from Arkema S.r.l. to Italian NewCo in accordance with the Excluded PM Real Property Notarial Transfer Agreement, the Purchaser shall cause Italian NewCo (and/or any Purchaser’s European subsidiary acting on behalf of Italian NewCo) to subscribe and maintain the following insurance policies with respect to Italian NewCo's activities on the Excluded PM Real Property: (i) a property policy (police d'assurance dommages – polizza incendio e scoppio e altri eventi) on RCV

Exhibit 2.2

(replacement cost value) basis, (ii) a general liability insurance policy (police d'assurance responsabilité civile exploitation – polizza responsabilità civile terzi) with minimum limit of 10 M€ per claim (subject for the avoidance of doubt to any primary casualty limit and self-insured retention applicable under such policy).
1.4Liabilities.
(a)Notwithstanding the delayed transfer of ownership of the Excluded PM Real Property, the parties hereto hereby acknowledge and agree that all Liabilities relating to, or arising out of, the Excluded PM Real Property shall be deemed to be Transferred Liabilities under the Share Purchase Agreement.
(b)Notwithstanding anything to the contrary in the foregoing, the Sellers shall pay to the Purchaser, and indemnify and hold harmless the Purchaser from and against, the amount of any and all Damages actually suffered by the Purchaser or any of the Transferred Companies in connection with the Excluded PM Real Property (but excluding any internal or external costs), to the extent such Damage would not have been suffered by the Purchaser or any of the Transferred Companies, or would otherwise have been indemnifiable under the Share Purchase Agreement, the Warranty Agreement or the W&I Insurance Policy, had the Excluded PM Real Property been contributed to Italian NewCo as part of the Pre-Closing Reorganizations on or prior to the Closing Reference Date, including for the avoidance of doubt any (i) Transfer Tax that may become payable as a result of the signing of this Agreement or the transfer of the Excluded PM Real Property pursuant hereto and (ii) any non-recoverable Italian VAT that may be charged in respect of the Excluded PM Real Property. In this respect, the provisions of Article IX of the Share Purchase Agreement are hereby incorporated by reference in this Section 1.4(b) with the same effect as if such provisions were set forth herein; provided, however, that the liability of the Sellers under this section 1.4(b) shall terminate on the date which is sixty (60) days following the end of the applicable statute of limitation.
1.5Representations and Warranties.  None of the representations and warranties made by the Sellers to the Purchaser under the Share Purchase Agreement or the Warrranty Agreement shall be deemed inaccurate or breached solely as a result of the absence of transfer of ownership of the Excluded PM Real Property on or prior to the Closing Reference Date as part of the Pre-Closing Reorganizations or the transactions contemplated by this Agreement.
1.6Exception to the Non-Compete Undertaking.  For the avoidance of doubt, nothing in the transactions contemplated by this Agreement shall constitute a breach of the non-compete undertakings of Arkema and the Sellers set forth in Section 11.4(a) of the Share Purchase Agreement. Consequently, the following paragraph shall be inserted as a new Section 11.4(b)(i)(D) of the Share Purchase Agreement:

"(D)the ownership or lease of the Excluded PM Real Property by Arkema S.r.l. until its transfer to Italian NewCo in accordance with the PM Real Property Notarial Transfer Agreement and the Excluded PM Lease Agreement."

1.7Transfer Taxes. Any Transfer Tax that may become payable as a result of the signing of this Agreement or the transfer of the Excluded PM Real Property pursuant hereto shall be borne by the Sellers and shall be paid on a timely basis in compliance with all statutory requirements.
1.8Updated Annex C.  Annex F to this Agreement contains an updated version of the Annex C (Transferred Intellectual Property) to the Share Purchase Agreement, which shall replace the version of such Annex C attached to the initial Share Purchase Agreement.
1.9Mexican CBA.

Exhibit 2.2

(a)The Parties hereby acknowledge and agree that the employment substitution agreement entered into between Arkema Mexico Servicios and Mexican NewCo, pursuant to which Mexican NewCo assumed the rights and obligations relating to the collective bargaining agreements applicable to unionized Mexican Employees, has not been ratified by the competent Mexican labor authority on or prior to the Closing Reference Date, as contemplated in paragraph (iii) of item 2.7, Section 2, “Mexican Pre-Closing Reorganization” of Annex N “Pre-Closing Reorganizations” of the Share Purchase Agreement.
(b)The Purchaser hereby agrees to proceed with the Closing as contemplated under the Share Purchase Agreement notwithstanding the failure of the Sellers to obtain the ratification described in paragraph (a) above, and the Sellers hereby acknowledge and agree that such Purchaser's agreement shall not be interpreted as a waiver of claim in this respect, and that nothing in the Share Purchase Agreement or any document entered into in connection with the Transaction shall prevent, or limit the right of, the Purchaser to make a claim against the Sellers and to seek indemnification in respect of any liability suffered by the Purchaser or any of the Transferred Companies as a result of the failure of the Sellers to obtain such ratification.
(c)Arkema Mexico and Arkema Mexico Servicios shall use their respective best efforts to file the employment substitution agreement mentioned in paragraph (a) above as promptly as possible as from the date hereof, and the Purchaser shall cause Mexican NewCo to reasonably cooperate with Arkema Mexico and Arkema Mexico Servicios in such connection.
Article II
MISCELLANEOUS

The provisions of Sections 12.2 (Further Actions), 12.4 (Brokers and Finders), 12.5 (Costs and Expenses), 12.6 (Professional Advice), 12.7 (Unforseebility), 12.8 (Specific Performance), 12.9 (Express Waivers), 12.15 (Severability) and 12.18 (Governing Law and Submission to Jurisdiction) of the Share Purchase Agreement are hereby incorporated by reference in this Article II with the same effect as if such provisions were set forth herein; provided, however, that for purposes of such incorporation, the term this "Agreement" shall be deemed to mean this Agreement.

[signature pages to follow]

Exhibit 2.2

Made on the date indicated on the first page of this Agreement, in two (2) originals, allocated as follows:

-one (1) original, delivered to Arkema France, for Arkema and the Sellers, which acknowledge that they have a common interest for the purpose of article 1375 of the French Civil Code; and

-one (1) original for the Purchaser.

ARKEMA By:/s/ Hélène Monceaux Name:Hélène Monceaux Title:Authorized Representative
ARKEMA FRANCE acting in its name and on its own behalf and in the name and on behalf of the other Sellers By:/s/ Hélène Monceaux Name:Hélène Monceaux Title:Authorized Representative

Exhibit 2.2

[Signature page of the Amendatory Agreement in respect of the Share Purchase Agreement]

Exhibit 2.2

TRINSEO S.A. By:/s/ Angelo Chaclas Name:Angelo Chaclas Title:Authorized Representative

[Signature page of the Amendment Agreement n°1 to the Share Purchase Agreement]

Exhibit 2.2

Annex A

Sellers
1.	Arkema Inc., a Pennsylvania corporation with its registered offices at 900 First Avenue, King of Prussia, PA 19406, registered with the Commonwealth of Pennsylvania Department of State under entity number 274161 (“Arkema Inc.”)
2.	Arkema S.r.l., an Italian limited liability company, with its registered offices at via Pregnana no. 63, 20017 Rho, Milan, registered with the companies’ register of Milan under number 10676490153 (“Arkema S.r.l.”)
3.	Arkema Mexico, S.A. de C.V., a Mexican sociedad anónima de capital variable incorporated under the Laws of the United Mexican States. (“Arkema Mexico”)
4.	Arkema Mexico Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable incorporated under the Laws of the United Mexican States. (“Arkema Mexico Servicios”)
5.	Arkema Europe SA, a French société anonyme with its registered offices at 420, rue d’Estienne d’Orves, 92700 Colombes, France and registered with the registry of commerce and company of Nanterre under number 429 608 342 (“Arkema Europe”)

Exhibit 2.2

Annex B

Excluded PM Real Property

Comune di Venezia – Porto Marghera, via dell’Elettricità n. 41

-	foglio 192 – mappale 788 (settecentoottantotto) – via dell’Elettricità n.41 – piano terreno – zona censuaria nona;
-	foglio 192 – mappale 1479 (millequattrocentosettantanove) e mappale 1480 (millequattrocentoottanta) – graffati – via dell’Elettricità n.41 – piano terreno – zona censuaria nona – categoria D/1 – rendita catastale euro 334,00;
-	foglio 192 - mappale 260 (duecentosessanta) sub. 17 (diciassette) (in catasto terreni identificati come segue:
-	foglio 192 – mappale 883 (ottocentoottantatre) – ente urbano – superficie ha. 0.01.02
-	foglio 192 – mappale 884 (ottocentoottantaquattro) – ente urbano – superficie ha. 0.04.68
-	foglio 192 – mappale 885 (ottocentoottantacinque) – ente urbano – superficie ha. 0.01.30
-	foglio 192 – mappale 886 (ottocentoottantasei) – ente urbano – superficie ha. 0.02.87
-	foglio 192 – mappale 887 (ottocentoottantasette) – ente urbano – superficie ha. 0.01.68);
-	foglio 192 – mappale 790 (settecentonovanta) sub. 3 (tre) (in catasto terreni identificato come segue:
-	foglio 192 – mappale 888 (ottocentoottantotto) – ente urbano – superficie ha. 1.19.76)
-	foglio 192 – mappale 795 (settecentonovantacinque) sub. 3 (tre) (in catasto terreni identificato come segue:
-	foglio 192 – mappale 889 (ottocentoottantanove) – ente urbano – superficie ha. 0.07.68);
-	foglio 192 – mappale 843 (ottocentoquarantatré) sub. 2 (due) (in catasto terreni identificato come segue:
-	foglio 192 – mappale 890 (ottocentonovanta) – ente urbano – superficie ha. 0.07.11).